Exhibit 99.2

BioNTech SE

Interim condensed consolidated financial statements
September 30, 2019

Notes

Interim condensed consolidated statements of operations

for the three months ended and the nine months ended September 30, 2019 and 2018

		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
(in thousands, except per share data)	Note	(unaudited)		(unaudited)

Revenues from contracts with customers	4	€28,662	€20,397	€80,601	€63,796
Cost of sales		(4,230)	(2,778)	(12,925)	(9,215)
Gross profit		€24,432	€17,619	€67,676	€54,581

Research and development expenses		(50,396)	(32,791)	(161,039)	(91,244)
Sales and Marketing expenses		(670)	(769)	(1,908)	(1,984)
General and administrative expenses		(10,582)	(6,558)	(34,481)	(16,222)
Other operating income		347	1,428	1,340	4,043
Other operating expenses		(5)	(558)	(163)	(631)
Operating loss		€(36,874)	€(21,629)	€(128,575)	€(51,457)

Finance income		7,294	362	9,170	6,644
Finance expenses		(82)	(1,189)	(233)	(12)
Interest expense related to lease liability		(433)	(429)	(1,283)	(1,297)
Share of loss of equity method investees		-	(21)	-	(84)
Loss before tax		€(30,095)	€(22,906)	€(120,921)	€(46,206)

Income taxes	6	(8)	(573)	(28)	(583)
Loss for the period		€(30,103)	€(23,479)	€(120,949)	€(46,789)

Attributable to:
Equity holders of the parent		(30,103)	(23,432)	(120,833)	(46,667)
Non-controlling interests		-	(47)	(116)	(122)
		€(30,103)	€(23,479)	€(120,949)	€(46,789)

Earnings per share
In EUR
Basic & diluted, loss for the year attributable to ordinary equity holders of the parent		€(0.14)	€(0.12)	€(0.59)	€(0.25)

The accompanying notes form an integral part of these financial statements.

Notes

Interim condensed consolidated statements of comprehensive income (loss)

for the three months ended and the nine months ended September 30, 2019 and 2018

		Three months ended September 30,		Nine months ended September 30,
		2019	2018	2019	2018
(in thousands)	Note	(unaudited)		(unaudited)
Loss for the period		€(30,103)	€(23,479)	€(120,949)	€(46,789)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)
Exchange differences on translation of foreign operations		(8)	1	(2)	7
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(8)	1	(2)	7

Other comprehensive income for the period, net of tax		(8)	1	(2)	7

Comprehensive loss for the period, net of tax		€(30,111)	€(23,478)	€(120,951)	€(46,782)

Attributable to:
Equity holders of the parent		(30,111)	(23,431)	(120,835)	(46,660)
Non- controlling interests		-	(47)	(116)	(122)
Comprehensive loss for the period, net of tax		€(30,111)	€(23,478)	€(120,951)	€(46,782)

The accompanying notes form an integral part of these financial statements.

Notes

Interim condensed consolidated statements of financial position for the periods ended September 30, 2019 and December 31, 2018

		September 30,	December 31,
(in thousands)		2019	2018
Assets	Note	(unaudited)
Non-current assets
Intangible assets	8	€94,482	€88,042
Property, plant and equipment	7	142,631	115,966
Other financial assets	9	-	18
Total non-current assets		€237,113	€204,025
Current assets
Inventories		10,869	5,789
Trade receivables	9	8,931	18,938
Other financial assets	9	356	336
Other assets		9,345	9,164
Income tax assets		546	891
Deferred expense		7,940	2,348
Cash and cash equivalents		463,308	411,495
Total current assets		€501,295	€448,961
Total assets		€738,408	€652,986

Equity and liabilities
Equity
Share capital	10	221,787	193,296
Capital reserve	10	569,751	344,115
Treasury shares	10	(5,525)	-
Accumulated losses		(366,604)	(245,771)
Other reserves		(3,004)	(25,487)
Equity attributable to equity holders of the parent		€416,405	€266,153
Non-controllng interest		-	847
Total equity		€416,405	€267,000
Non-current liabilities
Financial liabilities	9	67,813	54,218
Contract liabilities		126,067	205,647
Total non-current liabilities		€193,880	€259,865
Current liabilities
Tax provisions		297	297
Provisions		851	710
Trade payables	9	21,813	41,721
Contract liabilities		82,585	66,027
Other financial liabilities	9	15,730	8,266
Other liabilities		6,847	9,100
Total current liabilities		€128,123	€126,121
Total liabilities		€322,003	€385,986
Total equity and liabilities		€738,408	€652,986

The accompanying notes form an integral part of these financial statements.

Notes

Interim condensed consolidated statements of changes in equity

		Nine months ended September 30, 2019
		Attributable to the equity holders of the parent
(in thousands)	Note	Issued capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

As at January 1, 2019		€193,296	344,115	-	(245,771)	(25,474)	(13)	266,153	847	267,000

Loss for the period		-	-	-	(120,833)	-	-	(120,833)	(116)	(120,949)
Other comprehensive income		-	-	-	-	-	(2)	(2)	-	(2)
Total comprehensive income		-	-	-	(120,833)	-	(2)	(120,835)	(116)	(120,951)
								-
Issuance of share capital	10	8,126	41,748	-	-	-	-	49,874	-	49,874
Capital increase Series B	10	17,990	186,390	(5,525)	-	-	-	198,855	-	198,855
Acquisition of non-controlling interest	10	2,375	(1,644)	-	-	-	-	731	(731)	-
Transaction costs	10	-	(858)	-	-	-	-	(858)	-	(858)
Share-based payments	11	-	-	-	-	22,485	-	22,485	-	22,485

At September 30, 2019		€221,787	569,751	(5,525)	(366,604)	(2,989)	(15)	416,405	-	416,405
(unaudited)

		Nine months ended September 30, 2018
		Attributable to the equity holders of the parent
(in thousands)	Note	Issued capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

As at January 1, 2018		€166,764	8,922	-	(197,753)	(27,206)	(23)	(49,296)	1,090	(48,206)

Loss for the period		-	-	-	(46,667)	-	-	(46,667)	(122)	(46,789)
Other comprehensive income		-	-	-	-	-	5	5	-	5
Total comprehensive income		-	-	-	(46,667)	-	5	(46,662)	(122)	(46,784)

Issuance of share capital Series A	10	22,588	206,216	-	-	-	-	228,804	-	228,804
Issuance of share capital	10	3,943	48,980	-	-	-	-	52,923	-	52,923
Settlement of share-based payment plan		-	-	-	-	(5,909)	-	(5,909)	-	(5,909)

At September 30, 2018		€193,295	264,118	-	(244,420)	(33,115)	(18)	179,860	968	180,828
(unaudited)

Notes

		Three months ended September 30, 2019
		Attributable to the equity holders of the parent
(in thousands)	Note	Issued capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

As at July 1, 2019		€212,749	515,737	-	(336,501)	(7,488)	(7)	384,490	-	384,490

Loss for the period		-	-	-	(30,103)	-	-	(30,103)	-	(30,103)
Other comprehensive income		-	-	-	-	-	(8)	(8)	-	(8)
Total comprehensive income		-	-	-	(30,103)	-	(8)	(30,111)	-	(30,111)
								-
Issuance of share capital	10	3,038	46,826	-	-	-	-	49,864	-	49,864
Capital increase Series B	10	6,000	7,545	(5,525)	-	-	-	8,020	-	8,020
Transaction costs	10	-	(357)	-	-	-	-	(357)	-	(357)
Share-based payments	11	-	-	-	-	4,499	-	4,499	-	4,499

At September 30, 2019		€221,787	569,751	(5,525)	(366,604)	(2,989)	(15)	416,405	-	416,405
(unaudited)

		Three months ended September 30, 2018
		Attributable to the equity holders of the parent
(in thousands)	Note	Issued capital	Capital reserve	Treasury shares	Accumulated losses	Other reserves	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

As at July 1, 2018		€189,352	215,138	-	(220,988)	(33,115)	(18)	150,369	1,015	151,384

Loss for the period		-	-	-	(23,432)	-	-	(23,432)	(47)	(23,479)
Other comprehensive income		-	-	-	-	-	-	-	-	-
Total comprehensive income		-	-	-	(23,432)	-	-	(23,432)	(47)	(23,479)

Issuance of capital share	10	3,943	48,980	-	-	-	-	52,923	-	52,923

At September 30, 2018		€193,295	264,118	-	(244,420)	(33,115)	(18)	179,860	968	180,828
(unaudited)

The accompanying notes form an integral part of these financial statements.

Notes

Interim condensed consolidated statements of cash flows

for the three months ended and the nine months ended September 30, 2019 and 2018

	Nine months ended September 30,
	2019	2018
(in thousands)	(unaudited)

Operating activities
Loss for the period	€(120,949)	€(46,789)
Income taxes	28	583
Loss before tax	€(120,921)	€(46,206)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization of property, plant, equipment and intangible assets	24,087	13,759
Share-based payment expense	22,485	-
Net foreign exchange differences	(170)	(10)
(Gain)/Loss on disposal of property, plant and equipment	11	-
Finance income	(1,102)	(1,500)
Interest on lease liability	1,283	1,295
Finance expense	233	12
Share of loss of an associate and a joint venture	-	84
Working capital adjustments:
Decrease/(Increase) in trade receivable and contract assets	4,575	(12,913)
Decrease/(Increase) in inventories	(4,945)	(1,525)
(Decrease)/Increase in trade and other payables, contract liabilities and provisions	(60,003)	(8,313)
Interest received	1,102	1,500
Interest paid	(1,517)	(1,308)
Income tax paid	(28)	(287)
Net cash flows used in operating activities	€(134,910)	€(55,412)

Investing activities
Purchase of property, plant and equipment	(28,621)	(17,448)
Proceeds from sale of property, plant and equipment	568	565
Purchase of intangibles assets	(32,937)	(29,254)
Acquisition of subsidiaries and businesses, net of cash acquired	(6,056)	-
Net cash flows used in investing activities	€(67,046)	€(46,137)

Financing activities
Proceeds from issuance of share capital, net of costs	247,871	281,727
Proceeds from loans and borrowings	8,067	2,500
Payment of finance lease liabilities	(2,215)	(1,618)
Net cash flows from/(used in) financing activities	€253,723	€282,609

Net increase/(decrease) in cash and cash equivalents	51,767	181,060
Change in cash resulting from exchange rate differences	46	10
Cash and cash equivalents at beginning of period	411,495	172,106
Cash and cash equivalents at September 30	€463,308	€353,176

The accompanying notes form an integral part of these financial statements.

Notes

Condensed explanatory notes to the financial statements

1	Corporate information

BioNTech SE is a limited company incorporated and domiciled in Germany. American Depository Shares (ADS) representing our shares are publicly traded on Nasdaq Global Select Market since October 10, 2019. The registered office is located in Mainz, An der Goldgrube 12, 55131 Germany. The accompanying IFRS interim condensed consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries, hereinafter also referred to as “BioNTech” or the “Group” and have been prepared on a going concern basis in accordance with the IFRS as issued by the International Accounting Standards Board (IASB).

Effective March 8, 2019, BioNTech AG changed its name and legal form to BioNTech SE. The Group is principally engaged in developing innovative molecular immunotherapies and biomarker-based diagnostic approaches for the individualized treatment of cancer and other infectious diseases.

During the nine months ended September 30, 2019, the following changes to our Group structure occurred (details are described in note 5):

-	Two new entities have been founded in the United States: BioNTech USA Holding, LLC and BioNTech Research & Development, Inc. Both are wholly owned subsidiaries of BioNTech SE.
-	The reBOOST Management GmbH, a related party, was acquired through a share purchase.

All entities are included in our Group’s consolidated financial statements.

The interim condensed consolidated financial statements of the Group as of and for the three and nine months ended September 30, 2019 were authorized for issuance in accordance with a resolution of the directors on November 13, 2019.

2	Significant accounting policies

Basis of preparation

The interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the consolidated financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at December 31, 2018 and 2017 and for the two years then ended.

BioNTech prepares and presents its consolidated financial statements in Euros. Unless otherwise stated, the numbers are rounded to thousands of Euros.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2018. The standards applied

Notes

for the first time as of January 1, 2019, as disclosed in the notes to the consolidated financial statements as of December 31, 2018, had no impact on the interim condensed consolidated financial statements of the Group as of September 30, 2019.

3	Segment information

The following tables present revenue and operating results for the Group’s operating segments consistent with the presentation in the notes to the consolidated financial statements as of December 31, 2018 for the nine months and the three months ended September 30, 2019 and 2018, respectively:

	Business Unit BioNTech				External Services Business Unit
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Nine months ended September 30, 2019
Revenues
Collaboration Revenues	€25,605	€1,972	€36,683	-	-	€64,260		€64,260
Revenues from other sales transactions	-	605	2	8	15,726	16,341		16,341
Cost of sales	-	-	-	-	(12,770)	(12,770)	(155)	(12,925)
Gross Profit	€25,605	€2,577	€36,685	€8	€2,956	€67,831	€(155)	€67,676
Income / Expenses
Research and development expenses	(65,634)	(52,503)	(38,905)	(3,732)	(420)	(161,194)	155	(161,039)
Sales and Marketing expenses	-	-	-	(924)	(984)	(1,908)		(1,908)
General and administrative expenses	-	-	(2,741)	(29,398)	(2,204)	(34,343)	(138)	(34,481)
Other result	307	389	42	61	378	1,177	-	1,177
Segment operating income / (loss)	€(39,722)	€(49,537)	€(4,919)	€(33,985)	€(274)	€(128,437)	€(138)	€(128,575)

Notes

	Business Unit BioNTech				External Services Business Unit
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Nine months ended September 30, 2018
Revenues
Collaboration Revenues	€22,986	€4,627	€17,871	-	-	€45,484		€45,484
Revenues from other sales transactions	-	5,786	-	42	12,484	18,312		18,312
Cost of sales	-	-	-	(40)	(9,024)	(9,064)	(151)	(9,215)
Gross Profit	€22,986	€10,413	€17,871	€2	€3,460	€54,732	€(151)	€54,581
Income / Expenses
Research and development expenses	(27,777)	(42,295)	(19,340)	(1,430)	(553)	(91,395)	151	(91,244)
Sales and Marketing expenses	-	-	-	(983)	(1,001)	(1,984)	-	(1,984)
General and administrative expenses	-	-	(1,894)	(12,643)	(1,685)	(16,222)	-	(16,222)
Other result	3,058	127	26	(94)	272	3,389	23	3,412
Segment operating income / (loss)	€(1,733)	€(31,755)	€(3,337)	€(15,148)	€493	€(51,480)	€23	€(51,457)

	Business Unit BioNTech				Business Unit External Services
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Three months ended September 30, 2019
Revenues
Collaboration Revenues	€7,174	€1,972	€13,091	-	-	€22,237	-	€22,237
Revenues from other sales transactions	-	142	-	-	6,283	6,425	-	6,425
Cost of sales	-	-	-	-	(4,166)	(4,166)	(64)	(4,230)
Gross Profit	€7,174	€2,114	€13,091	-	€2,117	€24,496	€(64)	€24,432
Income / Expenses
Research and development expenses	(21,948)	(14,289)	(12,668)	(1,397)	(158)	(50,460)	64	(50,396)
Sales and Marketing expenses	-	-	-	(355)	(315)	(670)	-	(670)
General and administrative expenses	-	-	(883)	(8,702)	(859)	(10,444)	(138)	(10,582)
Other result	47	101	28	35	131	342	-	342
Segment operating loss	€(14,727)	€(12,074)	€(432)	€(10,419)	€916	€(36,736)	€(138)	€(36,874)

Notes

	Business Unit BioNTech				Business Unit External Services
(in thousands)	Clinical	Technology Platform	Manufacturing	Business Service	Product Sales & External Services	Total	Adjustments	Group
Three months ended September 30, 2018
Revenues
Collaboration Revenues	€9,552	€248	€6,401	-	-	€16,201	-	€16,201
Revenues from other sales transactions	-	173	-	27	3,996	4,196	-	4,196
Cost of sales	-	-	-	-	(2,638)	(2,638)	(140)	(2,778)
Gross Profit	€9,552	€421	€6,401	€27	€1,358	€17,759	€(140)	€17,619
Income / Expenses
Research and development expenses	(9,051)	(14,945)	(8,295)	(465)	(175)	(32,931)	140	(32,791)
Sales and Marketing expenses	-	-	-	(423)	(346)	(769)	-	(769)
General and administrative expenses	-	-	(729)	(5,265)	(564)	(6,558)	-	(6,558)
Other result	931	(91)	(2)	(37)	46	847	23	870
Segment operating loss	€1,432	€(14,615)	€(2,625)	€(6,163)	€319	€(21,652)	€23	€(21,629)

The goodwill recorded through the acquisitions of MAB Discovery as well as reBOOST Management GmbH during the nine months ended September 30, 2019 were allocated to the Technology Platform segment.

In order to reconcile the segment figures to the Group interim condensed consolidated financial statements, some of the research and development expenses need to be reclassified to cost of sales.

4	Revenue from contracts with customers

Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2019	2018	2019	2018
Revenues resulting from collaboration and license agreements	€22,237	€16,201	€64,260	€45,482
Genentech Inc.	16,677	12,365	47,620	34,528
Pfizer Inc.	3,587	3,587	10,761	3,587
Sanofi S.A.	152	249	4,058	3,951
Genmab A/S	-	-	-	2,740
Eli Lilly and Company	1,821	-	1,821	676
Revenues from other sales transactions	6,425	4,196	16,341	18,314
Total	€28,662	€20,397	€80,601	€63,796

Notes

The transactions resulting from product sales that are included within the revenue from other sales transactions are displayed below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2019	2018	2019	2018
Product sales of JPT Peptide Technologies GmbH	€3,057	€2,669	€8,892	€7,601
5	Business combinations

MAB Discovery GmbH

In January 2019, BioNTech entered into an asset purchase agreement to acquire MAB Discovery GmbH’s operational antibody generation unit based near Munich, Germany (hereinafter also referred to as “MAB Discovery”), for a total consideration of k€6,050. The employees of MAB Discovery were transferred automatically to BioNTech with effect as of the closing date. The acquisition closed on April 1, 2019.

The Group has acquired MAB Discovery because it intends to adopt and pursue the unit’s current business into its own.

The fair values of the identifiable net assets of MAB Discovery as at the date of acquisition were:

Fair value recognized on acquisition
(in thousands)	MAB Discovery GmbH
Assets
Goodwill	€2,205
Other intangible assets	2,711
Property, plant and equipment	999
Inventories	135
Total identifiable net assets at fair value	€6,050

Cash flow on acquisition
(in thousands)	MAB Discovery GmbH

Net cash acquired	-
Cash paid	6,050
Net cash flow on acquisition	€(6,050)

The interim condensed consolidated financial statements include the results of MAB Discovery since the acquisition date. From the date of acquisition, MAB Discovery contributed kEUR 3,251 to loss before tax in the Technology Platform business segment from continuing operations of the Group. From the date of acquisition, MAB Discovery did not generate any revenue. Goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of MAB Discovery with those of the Group.

Notes

Transaction costs related to the acquisition have been expensed and are included in the general and administrative expenses within the interim condensed consolidated statement of operations and are part of operating cash flows in the statement of cash flows.

reBOOST Management GmbH

On August 29, 2019, BioNTech entered into an agreement to purchase all of the outstanding shares of reBOOST Management GmbH from Medine GmbH, which is wholly owned by BioNTech’s Chief Executive Officer, Ugur Sahin. The kEUR 279 purchase price consists of kEUR 31 cash consideration and assumption of liabilities of up to kEUR 248. The related party acquisition closed on September 2, 2019.

The Group acquired reBOOST because it expects to lift synergies and other benefits arising from the ongoing collaborations of reBOOST with different cooperations.

6	Income tax

The Group calculates the interim income tax expense using the tax rate that would be applicable to the expected total annual earnings. For the three months ended September 30, 2019 an amount of kEUR 8 was recorded. For the three months ended September 30, 2018 kEUR 573 were recorded respectively. For the nine months ended September 30, 2019 an amount of kEUR 28 was recorded. For the nine months ended September 30, 2018 kEUR 583 were recorded respectively.

7	Property, plant and equipment

During the nine months ended September 30, 2019, the Group acquired property, plant and equipment with a cost of kEUR 28,621 (nine months ended September 30, 2018: kEUR 13,948). The acquisitions during the nine months ended September 30, 2019 were related to constructions in progress and advanced payments (kEUR 12,012), land and buildings (kEUR 7,176) as well as equipment, tools and installations (kEUR 9,433). During the nine months ended September 30, 2018, the acquisitions were related to equipment, tools and installations (kEUR 6,305), land and buildings (kEUR 4,364) as well as construction in progress and advance payments (kEUR 3,279).

8	Intangible assets

During the nine months ended September 30, 2019, the Group acquired intangible assets with a cost of kEUR 13,721 (nine months ended September 30, 2018: kEUR 6,526), excluding intangible assets acquired through business combinations (see note 5). The acquisitions during the nine months ended September 30, 2019 were mainly related to advance payments (kEUR 5,403) as well as concessions, licenses and similar rights (kEUR 8,318). During the nine months ended September 30, 2018 the acquisitions were mainly related to concessions, licenses and similar rights (kEUR 4,962) as well as advance payments (kEUR 1,564).

Notes

9	Financial assets and financial liabilities

Set out below, is an overview of financial assets, other than cash and cash equivalents, held by the Group as at September 30, 2019 and December 31, 2018:

Financial assets at amortized cost
(in thousands)	September 30, 2019	December 31, 2018
Trade receivables	€8,931	€18,938
Other financial assets and receivables	356	354
Total	€9,287	€19,292
Total current	9,287	19,274
Total non-current	-	18

Set out below, is an overview of financial liabilities held by the Group as at September 30, 2019 and December 31, 2018:

Financial liabilities: Interest-bearing loans and borrowings
(in thousands)	Maturity	September 30, 2019	December 31, 2018
2.15% € 10,000,000 secured bank loan	12/30/2027	€9,000	€4,000
2.08% € 9,450,000 secured bank loan	09/30/2028	4,600	1,600
Total		€13,600	€5,600
Total current		-	-
Total non-current		13,600	5,600

Other financial liabilities at amortized cost, other than interest-bearing loans and borrowings
(in thousands)	September 30, 2019	December 31, 2018
Trade and other payables	€21,813	€41,721
Lease liabilities	57,672	50,752
Other payables	12,271	6,132
Total	€91,756	€98,605
Total current	37,543	49,987
Total non-current	54,213	48,618

Risk management activities

No changes have occurred regarding our risk management activities as disclosed in the notes to the consolidated financial statements as of December 31, 2018.

Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The liabilities include two fixed-interest rate loans. The fair value of the two fixed-interest rate loans is calculated based on significant observable inputs (Level 2). As of September 30, 2019

Notes

and December 31, 2018, the carrying value approximates their fair values as there have been no significant changes in relevant interest rates.

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the three and nine months ended September 30, 2019.

10	Issued capital and reserves

On September 18, 2019, BioNTech effected a 1:18 share split by issuing 206,595,492 shares by way of a capital increase from its own funds; thus, no outside proceeds were received. This capital increase came into effect upon registration with the commercial register (Handelsregister). The accompanying financial statements and notes to the financial statements give retroactive effect to the share split for all periods presented.

During the nine months ended September 30, 2019, the issued capital of BioNTech was increased by kEUR 28,491 (nine months ended September 30, 2018: kEUR 26,531). Each share has a nominal value of EUR 1.00. As a result of the financing transactions the capital reserve increased during the nine months ended September 30, 2019 by kEUR 226,494. Costs related to equity transactions (kEUR 858) were recorded in equity as deduction from capital reserves. The financing transactions that occurred during the nine months ended September 30, 2019 were as follows:

Issuance of share capital

In January 2019, BioNTech issued 5,088,204 shares and increased its share capital by kEUR 5,088. The cash investment of kEUR 80,006 was mainly already received in 2018 (kEUR 79,997).

On August 30, 2019, BioNTech entered into agreements with the Bill & Melinda Gates Foundation (BMGF). BMGF agreed to purchase 3,038,674 ordinary shares of BioNTech for a total of kEUR 49,864 (kUSD 55,000). These agreements require BioNTech to perform certain research and development activities to advance the development of products for the prevention and treatment of HIV and tuberculosis. In the event of a breach of the underlying conditions, including such research and development activities, BMGF has the right to sell its shares back to BioNTech at the initial share price or fair market value, whichever is higher, subject to certain conditions. BioNTech’s ability to pay dividends is also limited under the terms of these agreements.

Capital increase Series B

In June and August 2019, BioNTech issued an aggregate of 12,465,288 of ordinary shares (excluding 5,524,506 ordinary shares which were issued to a Hong Kong-based investor and subsequently transferred to BioNTech for no consideration; these shares are now held as treasury shares) to certain new and existing shareholders at a price of USD 18.10 per share for aggregate proceeds of kEUR 198,548 (kUSD 225,622).

Notes

Acquisition of non-controlling interest

As of March 14, 2019, BioNTech acquired the remaining 5.5% of non-controlling interests in BioNTech Cell & Gene Therapies GmbH held by Eli Lilly Nederland B.V. in exchange of issuing 2,374,794 new ordinary shares with an imputed share in the share capital of EUR 1.00 each. This acquisition was recognized within equity and resulted in the derecognition of the non-controlling interest of kEUR 731 as well as an increase to the share capital of kEUR 2,375. The net effect of the transaction of kEUR 1,644 was recognized as a decrease in the capital reserve.

Capital transaction in the period of nine months ended September 30, 2018

During the comparative period of nine months ended September 30, 2018, the issued capital increased by kEUR 26,531. The increase was mainly related to kEUR 22,588 issued during the Series A financing round, kEUR 3,361 issued as qualifying shares and kEUR 582k as ordinary shares each having a nominal value of EUR 1.00. As a result of the financing transactions the capital reserve increased during the nine months ended September 30, 2018 by kEUR 255,196.

11	Share-based payments

On November 15, 2018, the Group established a share option program that grants selected employees options to receive shares in the company. The program is designed as an Employee Stock Ownership Plan (ESOP) as disclosed in the notes to the consolidated financial statements as of December 31, 2018. The amounts disclosed in this note have been retrospectively adjusted to reflect the share split as described in note 10.

Set out below is an overview of changes in ESOP during the nine months ended September 30, 2019.

	Share options outstanding	Number of Ordinary Shares underlying options
As at January 1, 2019	658,109	11,845,962
Added	12,991	233,838
Forfeited	(12,612)	(227,016)
As at September 30, 2019	658,488	11,852,784

The 12,991 options granted during the nine months ended September 30, 2019 consists of 9,471 options (representing 170,478 ordinary shares) granted between February 21, 2019 and April 3, 2019 and 3,520 options (representing 63,360 ordinary shares) granted between April 29, 2019 and May 31, 2019.

The fair value of options granted during the nine months ended September 30, 2019 was estimated on the grant date using the following assumptions:

Notes

	Grant dates between February 21 - April 3, 2019	Grant dates between April 29 - May 31, 2019
Weighted average fair value	€6.93	€7.04
Weighted average share price	€15.72	€16.03
Exercise price	€15.03	€15.39
Expected volatility (%)	46.0%
Expected life (years)	6.00
Risk-free interest rate (%)	0.05%

During the three months ended September 30, 2019 the Group has recognized kEUR 4,499 of share-based payment expenses in the statement of operations (three months ended September 30, 2018: Nil).

During the nine months ended September 30, 2019 the Group has recognized kEUR 22,485 of share-based payment expenses in the statement of operations (nine months ended September 30, 2018: Nil).

	Three months ended September 30,	Nine months ended September 30,
(in thousands)	2019	2019
Cost of sales	€228	€684
Research and development expenses	2,745	17,249
Sales and Marketing expenses	26	80
General and administrative expenses	1,500	4,472
Total	€4,499	€22,485
12	Related party disclosures

The following table describes the transactions that have been entered into with AT Impf GmbH or entities controlled by them during the nine months ended September 30, 2019 and 2018:

	Transaction value
(in thousands)	September 30, 2019	September 30, 2018
Purchases of various goods and services from entities controlled by AT Impf GmbH	€1,523	€1,783
Purchases of property and other assets from entities controlled by AT Impf GmbH	-	3,094
Total	€1,523	€4,877

Notes

The following table describes the outstanding balances payable (receivable) to AT Impf GmbH (parent company of the Group) or entities controlled by them as per September 30, 2019 and 2018:

(in thousands)	September 30, 2019	September 30, 2018
AT Impf GmbH	€41	€(1,788)
Total	€41	€(1,788)

The aggregate value of transactions related to key management personnel, or entities which they control, were as follows:

(in thousands)	September 30, 2019	September 30, 2018
Consulting services	€19	€19
Purchases of various goods and services from TRON	6,259	6,090
Total	€6,278	€6,109

The outstanding balances payable to key management personnel, or entities which they control, as per September 30, 2019 and 2018 were as follows:

(in thousands)	September 30, 2019	September 30, 2018
TRON	-	€612
Total	-	€612
13	Events after the reporting period

On October 10, 2019, BioNTech granted Prof. Ugur Sahin, M.D., BioNTech’s Chief Executive Officer, an option to purchase 4,374,963 of its ordinary shares. The grant is subject to the terms of BioNTech’s ESOP and contains vesting conditions consisting of a four-year service period (i.e. annually in equal installments over four years) and completion of an initial public offering by BioNTech. The latter has already taken place with effect of October 10, 2019. Exercise of the options is also subject to a four-year waiting period after the public offering. The option will have a per share exercise price at the price of the initial public offering.

On October 10, 2019, BioNTech increased its share capital by kEUR 10,000 in conjunction with the Initial Public Offering. American Depositary Shares which represent ordinary shares were offered on the Nasdaq Global Select Market at a price of USD 15.00. The net proceeds were kUSD 141,750 (kEUR 128,770).

On November 6, 2019, BioNTech increased its share capital by kEUR 517 upon the execution of the underwriter´s option. American Depositary Shares which represent ordinary shares were issued at a price of USD 15.00. The net proceeds were kUSD 7,334 (kEUR 6,610).